Exhibit 99.1

Barclays PLC

This document includes portions from the previously published Interim Management Statement of Barclays PLC relating to the three month period ended 31 March 2014, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Interim Management Statement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analyses compares the three months to 31 March 2014 to the corresponding three months of 2013 and balance sheet analysis as at 31 March 2014 with comparatives relating to 31 December 2013. Balance sheet comparative figures have been revised to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation. The abbreviations £m and £bn represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations $m and $bn represent millions and thousands of millions of US Dollars respectively.

All capital measures, risk weighted assets and leverage disclosures are on a CRD IV basis unless otherwise stated.

In accordance with Barclays’ policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group, and having regard to the British Bankers’ Association Disclosure Code and the Enhanced Disclosure Task Force recommendations, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that they would find most useful. The One Africa disclosure provided in the Results Announcement for the year ended 31 December 2013 will be provided on a half-yearly basis.

The information in this document does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2013, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain non-IFRS measures

Barclays management believes that the non-International Financial Reporting Standards (IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); and goodwill impairment. A reconciliation of IFRS and adjusted profit/(loss) before tax is presented on page 6 for the Group and on pages 13 to 27 for each business;

– Adjusted profit/(loss) after tax represents profit/loss after tax excluding the post-tax impact of own credit, disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; and goodwill impairment. A reconciliation is provided on page 28;

– Adjusted attributable profit represents adjusted profit/(loss) after tax less profit attributable to non-controlling interests. The comparable IFRS measure is Attributable profit. A reconciliation is provided on page 6 for the Group and on page 34 for each relevant business;

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– Adjusted income and adjusted total (expense)/income net of insurance claims represents total (expense)/income net of insurance claims excluding the impact of own credit. A reconciliation is provided on page 6 for the Group and on pages 13 to 27 for each business;

– Adjusted net operating income represents net operating income excluding the impact of own credit and gain on disposal of the investment in BlackRock, Inc. A reconciliation is provided on page 6 for the Group and on pages 13 to 27 for each business;

– Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for interest rate hedging product redress and goodwill impairment. A reconciliation is provided on page 28 for the Group and on pages 29 to 32 for each business;

– Adjusted cost: income ratio represents cost:income ratio excluding the impact of own credit, disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation of the components used to calculate adjusted cost: income ratio to their corresponding IFRS measures is provided on page 28 for the Group and on pages 29 to 32 for each business;

– Adjusted basic earnings per share represents adjusted attributable profit (set out on page 6) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted return on average shareholders’ equity represents adjusted attributable profit (page 6) divided by adjusted average equity, excluding non-controlling interests (page 34). The comparable IFRS measure is return on average shareholder’s equity, which represents profit attributable to equity holders of the parent divided by average equity, excluding non-controlling interests;

– Adjusted return on average tangible shareholders’ equity represents adjusted attributable profit (page 6) divided by average adjusted tangible equity, excluding non-controlling interests (page 34). The comparable IFRS measure is return on average tangible shareholders’ equity, which represents profit after tax and non-controlling interests, divided by average tangible equity (page 34);

– Adjusted return on average risk weighted assets represents adjusted profit after tax (set out on page 6), divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets;

– Adjusted performance measures excluding CTA represent the relevant adjusted metrics previously defined excluding Costs to Achieve Transform, which are costs incurred in connection with implementing the Transform initiative. A reconciliation is provided on 35 for each business and Group;

– The effective tax rate on adjusted profit is a non-IFRS measure representing the tax charge on adjusted profit/(loss) before tax. The comparable IFRS measure is effective tax rate, which represents the tax charge on profit/(loss) before tax;

– ‘Constant Currency Basis’ the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods. Material local currency balances have been translated into GBP at prior-year average exchange rates to remove the effect of exchange rate movement between the comparable periods;

– Liquidity Coverage Ratio (LCR) is calculated according to both the standard provided by the Basel Committee on Banking Supervision in January 2013 (‘Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’, January 2013) and the Regulation published by the European Union in June 2013, (EU) No 575/2013 (CRR) and Directive 2013/36/EU (CRD IV). The metric is a ratio that is not yet fully implemented in local regulations and, as such, represents a non-IFRS measure;

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 41 for a reconciliation of this measure to transitional CRD IV CET1 ratio;

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– CRD IV leverage exposure makes certain adjustments to Total assets under IFRS in accordance with Barclay’s interpretation of CRD IV requirements. The “Estimated CRD IV Leverage” table on page 45 shows a reconciliation of CRD IV leverage exposure to total assets under IFRS;

– CRD IV leverage ratio represents CRD IV Tier 1 capital divided by CRD IV leverage exposure. See the “CRD IV Capital” table on page 42 for a reconciliation of CRD IV CET1 capital to shareholders’ equity per the balance sheet, and see the “Estimated CRD IV Leverage” table on page 45 for a reconciliation of CRD IV leverage exposure to Total assets under IFRS;

– PRA leverage exposure makes certain adjustments to CRDIV leverage exposure as shown in the “Estimated CRD IV Leverage” table on page 45, which also includes a reconciliation to Total assets under IFRS;

– PRA leverage ratio represents PRA adjusted Tier 1 capital divided by PRA leverage exposure. The “Estimated CRD IV Leverage” table on page 45 shows the PRA leverage ratio components, including a reconciliation between CET1 capital and PRA adjusted Tier 1 capital, as well as a reconciliation between PRA leverage exposure and Total assets under IFRS.

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Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “projected”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, United States, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which is available on the SEC’s website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

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Performance Highlights

Income Statement

—

Adjusted profit before tax was down 5% to £1,693m driven by a reduction in Investment Bank income, in particular FICC, and currency movements partially offset by a reduction in operating expenses of 16% to £4,435m

—	Statutory profit before tax improved 18% to £1,812m, including an own credit gain of £119m (Q113: loss of £251m)

Income Performance

—

Adjusted income decreased 14% to £6,650m, primarily reflecting a reduction in the Investment Bank partially offset by growth in UK RBB and Barclaycard. Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased 4% to £2,613m reflecting business growth and stable margins. Statutory income decreased 10% to £6,769m, primarily reflecting a reduction in the Investment Bank partially offset by growth in UK RBB and Barclaycard and an own credit gain of £119m (2013: loss of £251m)

—

Investment Bank income was down 28% to £2,490m driven primarily by a 41% decrease in FICC income due to challenging trading conditions resulting in subdued client activity across Rates and Credit, changes in business mix in light of the ongoing strategic review of the Investment Bank, and a relatively strong performance in Q113

Credit Impairment

—	Credit impairment charges improved 22% to £548m, principally reflecting lower charges in Africa RBB and Corporate Banking. As a result the loan loss rate improved to 45bps (Q113: 56bps)

Cost Performance

—

Operating expenses decreased £861m to £4,435m reflecting a £274m reduction in CTA charges and savings attributable to prior year Transform initiatives, in particular the restructuring programmes and currency movements

Balance Sheet, Leverage and Capital Management

—

Fully loaded CRD IV Common Equity Tier 1 (CET1) ratio increased 37bps to 9.6% and the estimated PRA leverage ratio increased 16bps to 3.1%, largely reflecting the capital generated from earnings; and for the leverage ratio, a £39bn reduction in PRA leverage exposure to £1,326bn. The estimated fully loaded CRD IV leverage ratio increased to 3.3% (2013: 3.1%)

—	Total equity excluding non-controlling interest increased £1bn to £56.4bn

—	Net tangible asset value per share improved 1p to 284p and net asset value per share was stable at 331p

Returns

—

Adjusted return on average shareholders’ equity decreased to 6.4% (Q113: 7.6%) principally reflecting the equity raised from the rights issue in Q413 and a decrease in profit before tax. Adjusted return on average tangible shareholders’ equity decreased to 7.5% (2013: 9.0%). Statutory return on average shareholders’ equity improved to 7.1% (Q113: 6.5%). Statutory return on average tangible shareholders’ equity increased to 8.3% (2013: 7.6%)

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Performance Highlights

Barclays Unaudited Results	Adjusted			Statutory
for the Three Months Ended	31.03.14	31.03.13		31.03.14	31.03.13
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	6,650	7,734	(14)	6,769	7,483	(10)
Credit impairment charges and other provisions	(548)	(706)	22	(548)	(706)	22
Net operating income	6,102	7,028	(13)	6,221	6,777	(8)
Operating expenses (excluding costs to achieve Transform)	(4,195)	(4,782)	12	(4,195)	(4,782)	12

Costs to achieve Transform	(240)	(514)	53	(240)	(514)	53
Operating expenses	(4,435)	(5,296)	16	(4,435)	(5,296)	16
Other net income	26	54	(52)	26	54	(52)
Profit before tax	1,693	1,786	(5)	1,812	1,535	18
Tax charge	(561)	(571)	2	(597)	(491)	(22)
Profit after tax	1,132	1,215	(7)	1,215	1,044	16
Non-controlling interests	(201)	(205)	2	(201)	(205)	2
Other equity interests	(49)	-	-	(49)	-	-
Attributable profit	882	1,010	(13)	965	839	15

Performance Measures
Return on average tangible shareholders’ equity	7.5%	9.0%		8.3%	7.6%
Return on average shareholders’ equity	6.4%	7.6%		7.1%	6.5%
Return on average risk weighted assets[1]	1.0%	1.0%		1.1%	0.9%
Cost: income ratio	67%	68%		66%	71%
Loan loss rate (bps)	45	56		45	56

Basic earnings per share	5.4p	7.5p		5.9p	6.3p
Dividend per share	1.0p	1.0p		1.0p	1.0p

Balance Sheet and Leverage				31.03.14	31.12.13
Net tangible asset value per share[2]				284p	283p
Net asset value per share[2]				331p	331p
Estimated PRA leverage exposure				£1,326bn	£1,365bn

Capital Management
Fully loaded CRD IV
Common equity tier 1 ratio				9.6%	9.3%
Common equity tier 1 capital				£41.4bn	£40.4bn
Risk weighted assets				£429bn	£436bn
Estimated leverage ratio				3.3%	3.1%
Estimated PRA leverage ratio				3.1%	3.0%

Funding and Liquidity
Group liquidity pool				£134bn	£127bn
Loan: deposit ratio				101%	101%
Estimated liquidity coverage ratio				109%	102%

Adjusted Profit Reconciliation				31.03.14	31.03.13
Adjusted profit before tax				1,693	1,786
Own credit				119	(251)
Statutory profit before tax				1,812	1,535

1	Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).
2	Net tangible asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling and other equity interests, less goodwill and intangible assets, by the number of issued ordinary shares. Net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling and other equity interests, by the number of issued ordinary shares.

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Performance Highlights

	Adjusted[1]			Statutory
	31.03.14	31.03.13		31.03.14	31.03.13
Income by Business	£m	£m	% Change	£m	£m	% Change
UK RBB	1,145	1,067	7	1,145	1,067	7
Europe RBB	146	176	(17)	146	176	(17)
Africa RBB	567	668	(15)	567	668	(15)
Barclaycard	1,184	1,153	3	1,184	1,153	3
Investment Bank	2,490	3,463	(28)	2,490	3,463	(28)
Corporate Banking	722	772	(6)	722	772	(6)
Wealth and Investment Management	451	469	(4)	451	469	(4)
Head Office and Other Operations	(55)	(34)	(62)	64	(285)
Total income	6,650	7,734	(14)	6,769	7,483	(10)

	Adjusted[2]			Statutory
	31.03.14	31.03.13		31.03.14	31.03.13
Profit/(Loss) Before Tax by Business	£m	£m	% Change	£m	£m	% Change
UK RBB	360	299	20	360	299	20
Europe RBB	(88)	(462)	81	(88)	(462)	81
Africa RBB	101	81	25	101	81	25
Barclaycard	423	363	17	423	363	17
Investment Bank	668	1,315	(49)	668	1,315	(49)
Corporate Banking	260	183	42	260	183	42
Wealth and Investment Management	51	60	(15)	51	60	(15)
Head Office and Other Operations	(82)	(53)	(55)	37	(304)
Total profit before tax	1,693	1,786	(5)	1,812	1,535	18

1	Adjusted income excludes the impact of the own credit gain within Head Office of £119m (Q113: £251m charge).
2	Adjusted profit/(loss) before tax excludes the impact of the own credit gain within Head Office of £119m (Q113: £251m charge).

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Group Performance Review

Income Statement

—

Adjusted profit before tax was down 5% to £1,693m driven by a reduction in Investment Bank income, in particular FICC, partially offset by a reduction in operating expenses of 16% to £4,435m, including a 53% reduction to £240m in CTA

—	Statutory profit before tax improved 18% to £1,812m, including an own credit gain of £119m (2013: loss of £251m)

Income Performance

—

Adjusted income decreased 14% to £6,650m, reflecting a reduction in the Investment Bank and currency movements, partially offset by growth in UK RBB and Barclaycard. Statutory income decreased 10% to £6,769m, primarily reflecting a reduction in the Investment Bank partially offset by growth in UK RBB and Barclaycard and an own credit gain of £119m (2013: loss of £251m)

—

Investment Bank income was down 28% driven primarily by a 41% decrease in FICC income due to subdued client activity, changes in business mix in light of the ongoing strategic review of the Investment Bank, and a relatively strong first quarter comparison in 2013. Macro products and Credit Products income decreased 48% and 33% to £584m and £646m respectively. Q113 benefitted from increased activity across all products due to positive economic news, in particular the “fiscal cliff” resolution in the US

—	Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased 4% to £2,613m reflecting business growth and stable net interest margin

Credit Impairment

—	Credit impairment charges improved 22% to £548m, principally due to:

–	Lower charges across all RBB businesses, notably Africa RBB, reflecting generally improving delinquency and charge-off rates, particularly in the mortgage and business banking portfolios

–	Continued fall in charges in Corporate Europe, and higher net releases in Investment Banking relating to a number of exposures

—	This improvement, combined with an increase in loans and advances, resulted in a lower loan loss rate of 45bps (2013: 56bps)

Cost Performance

—

Operating expenses decreased £861m to £4,435m reflecting a £274m reduction in CTA charges and savings attributable to prior year Transform initiatives, in particular redundancies and scale reduction delivered by restructuring programmes, and currency movements

—

Within operating expenses, total compensation costs decreased 14% to £2,365m. Total compensation costs in the Investment Bank decreased 20% to £1,136m reflecting savings attributable to Transform initiatives and reduction in current year bonus accruals in line with the reduction in profit before tax. The Investment Bank compensation to income ratio increased to 46% (2013: 41%) with the 20% reduction in compensation more than offset by the decrease in income

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Group Performance Review

Taxation

—

The effective tax rate on adjusted profit before tax was stable at 33.1% (2013: 32.0%), which, for both periods primarily reflected profits outside of the UK taxed at higher local statutory tax rates. The effective tax rate on statutory profit before tax was stable at 32.9% (2013: 32.0%)

Returns

—

Adjusted return on average shareholders’ equity decreased to 6.4% (2013: 7.6%) principally reflecting the equity raised from the rights issue in Q413 and a decrease in profit before tax. Adjusted return on average tangible shareholders’ equity decreased to 7.5% (2013: 9.0%). Statutory return on average shareholders’ equity improved to 7.1% (2013: 6.5%) reflecting an own credit gain of £119m (2013: loss of £251m). Statutory return on average tangible shareholders’ equity increased to 8.3% (2013: 7.6%)

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Group Performance Review

Balance Sheet and Leverage

Balance Sheet

—	Total assets remained stable at £1,362bn

–	£35.2bn increase in loans and advances to customers and banks to £506.2bn driven by higher settlement balances of £32.8bn, and increases in UK mortgages and corporate lending

–	£21.9bn reduction in derivative financial instruments to £333.4bn due to further exposure reduction initiatives and market movements. This is consistent with the reduction in derivative liabilities

—	Customer accounts increased £28.2bn to £457.4bn primarily due to a £25.8bn increase in settlement balances and growth in UK deposits

—

Total equity was £64.9bn (2013: £63.9bn). Excluding non-controlling interests, equity increased £1.0bn to £56.4bn. This reflects a £0.7bn increase in share capital and share premium due to the issuance of shares under employee share schemes and increases of £0.2bn and £0.3bn in the available for sale reserves and cash flow hedge reserves. These increases were partially offset by a decrease in currency translation reserves of £0.3bn, driven by the strengthening of GBP against USD, EUR and ZAR

—	Net tangible asset value per share increased 1p to 284p and net asset value per share was stable at 331p

—

As at 31 March 2014, the provision for PPI redress was £689m (2013: £971m) following utilisation of £282m in the quarter. Overall complaint volumes reduced 8% in Q114 from Q413 as did referrals to the Financial Ombudsman Service, while 40-50% of the complaints received have no record of PPI having been sold. However, March 2014 saw a significant spike in PPI complaints received via claims management companies, with the majority of these complaints relating to PPI sold over 10 years ago. As a result of this inflow of complaints there remains a significant level of uncertainty regarding future complaint volumes, including assessing their legitimacy. This situation is being monitored closely including undertaking additional analysis and an assessment of the overall PPI provision

—

As at 31 March 2014, the provision for interest rate hedging product redress was £928m after Q114 utilisation of £241m primarily due to the payment of redress to customers. Redress outcomes have been communicated to nearly 60% of customers covered by the review, of which 29% have been paid. There has been no significant change to the estimate of future costs and the Group expects the provision to be sufficient to cover the cost of completing the redress. No provision has been recognised in relation to possible incremental consequential loss claims

Leverage exposure

—

The estimated PRA leverage exposure reduced by £39bn to £1,326bn, including a £17bn reduction in potential future exposure (PFEs) on derivatives from trade compression and a £20bn reduction in securities financing transactions (SFTs) exposures primarily from collateral and netting optimisation

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Group Performance Review

Capital Management

—	Fully loaded CRD IV CET1 ratio increased 37bps to 9.6% primarily due to an increase in CET1 capital

—	Fully loaded CRD IV CET1 capital increased £1.0bn to £41.4bn, principally due to regulatory capital generated from earnings after the impact of dividends paid and a decrease in regulatory deductions

—	CRD IV risk weighted assets (RWAs) decreased £6bn to £429bn, primarily driven by Investment Bank risk reductions and policy updates, offset by model changes

—

The estimated PRA leverage ratio increased 16bps to 3.1% primarily reflecting an increase in eligible PRA adjusted Tier 1 capital to £41.5bn (2013: £40.5bn) and a reduction in leverage exposure of £39bn. The estimated fully loaded CRD IV leverage ratio increased to 3.3% (2013: 3.1%)

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Group Performance Review

Funding and Liquidity1

—

The Group liquidity pool was £134bn (2013: £127bn), of which £128bn (2013: £121bn) qualifies as high quality liquid assets counting towards Liquidity Coverage Ratio (LCR). The liquidity pool is within Barclays’ established liquidity risk appetite framework and in excess of regulatory requirements

—

Cash and deposits with central banks accounted for £52bn (2013: £43bn) of the liquidity pool, of which over 95% was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank. High quality government bonds accounted for £60bn (2013: £62bn), of which over 85% comprised of UK, US, Japan, France, Germany, Denmark and the Netherlands government securities. Other available liquidity accounted for £22bn (2013: £22bn)

—

The Group estimated its LCR at 109% (2013: 102%) based on Basel standards published in January 2013. This is equivalent to a surplus of £11bn (2013: £2bn) above the 100% ratio. Going forward, the Group will report its LCR based on the CRD IV rules, as implemented by the EBA. On this basis, the estimated LCR was 103% (2013: 96%)

—	The loan to deposit ratio for the Group was unchanged at 101% reflecting similar growth rates in loans and deposits

—

Total Group wholesale funding outstanding (excluding repurchase agreements) was £186bn (2013: £186bn), of which £91bn (2013: £82bn) matures in less than one year and £17bn (2013: £20bn) matures within one month

—

The Group issued £9bn of term funding, net of early redemptions, including £3bn of benchmark public issuances and £6bn of funding raised through participation in the Bank of England’s Funding for Lending Scheme. Barclays has £19bn of term funding maturing in the remainder of 2014 and £22bn in 2015

Dividends

—	A first interim dividend for 2014 of 1.0p per share will be paid on 23 June 2014

1	Liquidity risk is managed separately at BAGL Group due to local currency and funding requirements. Apart from the LCR and customer loan to deposit ratio, all disclosures in this section exclude BAGL.

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Results by Business

UK Retail and Business Banking

	Three Months Ended	Three Months Ended
Income Statement Information	31.03.14 £m	31.03.13 £m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,145	1,067	7
Credit impairment charges and other provisions	(80)	(89)	10
Net operating income	1,065	978	9
Operating expenses (excluding costs to achieve Transform)	(676)	(704)	4
Costs to achieve Transform	(31)	-
Operating expenses	(707)	(704)	-
Other net income	2	25	(92)
Profit before tax	360	299	20
Attributable profit[1]	263	218	21

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	137.8	136.5	1
Customer deposits	137.3	135.5	1
Total assets	147.6	152.9	(3)
Risk weighted assets – fully loaded CRD IV	44.0	44.1	-

Performance Measures	31.03.14	31.03.13
Return on average tangible equity[2]	21.0%	19.2%
Return on average equity[2]	12.4%	11.0%
Return on average risk weighted assets[2]	2.5%	2.2%
Cost: income ratio	62%	66%
Loan loss rate (bps)	23	27

Q114 compared to Q113

—	Income increased 7% to £1,145m driven by strong mortgage growth and improvement of 4bps in the net interest margin to 132bps

—

Credit impairment charges improved 10% to £80m driven by lower write offs within mortgages and current accounts and improved performance within business banking. 90 day arrears rates on personal loans improved to 1.1% (2013: 1.4%) with arrears rates on mortgages flat at 0.3%

—

Operating expenses remained broadly flat at £707m, including costs to achieve Transform of £31m. Operational efficiency has been enhanced through process improvement, the rationalisation of operational sites and reductions in headcount, whilst continuing to invest in customer experience via our physical, telephony and digital channels

—	Profit before tax improved 20% to £360m primarily driven by income growth and lower impairment

1	Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
2	Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Barclays PLC	13

Results by Business

Q114 compared to Q413

—	Profit before tax improved 70% to £360m primarily due to lower costs to achieve Transform of £31m (Q413: £119m), the 2013 UK bank levy charge in Q413 and lower operational costs

—	Loans and advances to customers increased to £137.8bn (2013: £136.5bn), including Barclays Direct assets of £4.0bn (2013: £4.4bn), due to mortgage growth driven by increased customer demand

—	Customer deposits increased to £137.3bn (2013: £135.5bn), including Barclays Direct deposits of £5.4bn (2013: £6.2bn), due to continued inflows to primary current accounts

—	Total assets decreased 3% to £147.6bn primarily reflecting a reduction in liquidity pool assets offset by retail lending growth

—	RWAs remained broadly flat at £44.0bn

Barclays PLC	14

Results by Business

Europe Retail and Business Banking

	Three Months Ended	Three Months Ended
Income Statement Information	31.03.14 £m	31.03.13 £m	% Change
Adjusted and statutory basis
Total income net of insurance claims	146	176	(17)
Credit impairment charges and other provisions	(49)	(70)	30
Net operating income	97	106	(8)
Operating expenses (excluding costs to achieve Transform)	(185)	(215)	14
Costs to achieve Transform	(3)	(356)	99
Operating expenses	(188)	(571)	67
Other net income	3	3	-
Loss before tax	(88)	(462)	81
Attributable loss[1]	(69)	(363)	81

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	36.0	37.0	(3)
Customer deposits	15.8	16.3	(3)
Total assets	44.0	45.0	(2)
Risk weighted assets – fully loaded CRD IV	15.8	16.2	(2)

Performance Measures	31.03.14	31.03.13
Return on average tangible equity[2]	(14.2%)	(67.3%)
Return on average equity[2]	(13.0%)	(61.9%)
Return on average risk weighted assets[2]	(1.6%)	(8.5%)
Cost: income ratio	129%	324%
Loan loss rate (bps)	54	70

Q114 compared to Q113

—

Income declined 17% to £146m reflecting lower upfront fees and commissions due to actions to run down Exit Quadrant assets and rationalise the product offering consistent with the Transform strategy, and adverse currency movements

–	Net interest margin decreased 4bps to 77bps due to higher funding costs and a change in asset mix as Exit Quadrant assets were run down, partially offset by new customer balances

—	Credit impairment charges improved 30% to £49m, primarily due to better mortgage portfolio collections, mainly in Spain

—

Operating expenses decreased to £188m (Q113: £571m), primarily due to lower costs to achieve Transform and the resulting cost savings arising from the reduction in employees and distribution points, as part of the on-going restructuring programmes, and favourable currency movements

—

Loss before tax decreased to £88m (Q113: £462m), principally due to the non-recurrence of costs to achieve Transform, cost savings resulting from 2013 Transform initiatives and improved credit impairment charges

1	Attributable loss is calculated as loss after tax after deducting non-controlling interests and other equity interests.
2	Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Barclays PLC	15

Results by Business

Q114 compared to Q413

—	Income reduced 5% to £146m due to adverse currency movements and increased funding costs

—	Loss before tax decreased to £88m (Q413: £181m) due to the non-recurrence of costs to achieve Transform, and improved credit impairment charges

—

Loans and advances reduced 3% to £36.0bn largely driven by asset reduction activity as part of the Transform strategy and currency movements. Customer deposits reduced by 3% to £15.8bn due to customer attrition and currency movements

—	Total assets reduced 2% to £44.0bn principally due to a reduction in loans and advances and currency movements

—	RWAs decreased 2% to £15.8bn driven by run down of Exit Quadrant assets and the appreciation of GBP against EUR

Barclays PLC	16

Results by Business

Africa Retail and Business Banking

				Constant Currency[1]
	Three Months Ended	Three Months Ended		Three Months Ended	Three Months Ended
Income Statement Information	31.03.14 £m	31.03.13 £m	% Change	31.03.14 £m	31.03.13 £m	% Change
Adjusted and statutory basis
Total income net of insurance claims	567	668	(15)	731	668	9
Credit impairment charges and other provisions	(59)	(114)	48	(76)	(114)	33
Net operating income	508	554	(8)	655	554	18
Operating expenses (excluding costs to achieve Transform)	(402)	(474)	15	(507)	(474)	(7)
Costs to achieve Transform	(9)	-		(11)	-
Operating expenses	(411)	(474)	13	(518)	(474)	(9)
Other net income	4	1		5	1
Profit before tax	101	81	25	142	81	75
Attributable profit[2]	20	9		35	9

	As at 31.03.14	As at 31.12.13		As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn		£bn	£bn
Loans and advances to customers at amortised cost	23.9	24.2	(1)	24.2	24.2	-
Customer deposits	16.8	16.9	(1)	17.0	16.9	1
Total assets	32.5	33.5	(3)	32.8	33.5	(2)
Risk weighted assets - fully loaded CRD IV	21.9	22.8	(4)	22.0	22.8	(4)

Performance Measures	31.03.14	31.03.13
Return on average tangible equity[3]	4.1%	2.1%
Return on average equity[3]	2.6%	1.2%
Return on average risk weighted assets[3]	1.2%	0.9%
Cost: income ratio	72%	71%
Loan loss rate (bps)	96	148

Q114 compared to Q113

—

Based on average rates the ZAR depreciated against GBP by 30% on Q113. The deterioration was a significant contributor to the movement in the reported results. Other currency movements were not significant contributors to results for Africa RBB

—

Income declined 15% to £567m driven by currency movements. On a constant currency basis, income increased 9% driven by improved performance in South Africa partly as a result of an increased interest rate environment

–	Net interest margin was up 36bps to 339bps primarily due to lower treasury funding costs, the benefits from an increased interest rate environment and lower non-performing loans

1	Constant currency results are calculated by converting ZAR results into GBP using the Q113 exchange rate for the income statement and the Q413 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods.
2	Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
3	Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Barclays PLC	17

Results by Business

—

Credit impairment charges improved by 48% to £59m, principally due to lower charges in the South African home loans portfolio and a depreciation of ZAR against GBP. The proportion of non-performing home loans improved due to lower charge-off rates and a continuation of enhanced recovery strategies

—	Operating expenses decreased 13% to £411m. On a constant currency basis, costs increased 9% driven by inflationary pressures in South Africa and costs to achieve Transform

—

Profit before tax increased 25% to £101m. On a constant currency basis profit before tax increased 75% to £142m, primarily due to lower credit impairment charges and improved revenue performance in South Africa

Q114 compared to Q413

—	Closing ZAR rate remained broadly steady, while the average rate depreciated against GBP by 8% from Q413. Other currency movements were not significant contributors to results for Africa RBB

—	Profit before tax increased to £101m (Q413: £60m), driven by depreciation in the ZAR, the 2013 UK bank levy charge in Q413 and lower costs in South Africa

—

Loans and advances to customers and customer deposits remained broadly in line at £23.9bn and £16.8bn respectively. On a constant currency basis loans and advances growth was offset by the continued decline in the home loans non-performing loans book, while customer deposits were stable

—	Total assets decreased 3% to £32.5bn. On a constant currency basis total assets were broadly in line

—	RWAs decreased 4% to £21.9bn driven by risk reductions and lower operational risk RWAs

Barclays PLC	18

Results by Business

Barclaycard

	Three Months Ended	Three Months Ended
Income Statement Information	31.03.14 £m	31.03.13 £m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,184	1,153	3
Credit impairment charges and other provisions	(311)	(303)	(3)
Net operating income	873	850	3
Operating expenses (excluding costs to achieve Transform)	(447)	(496)	10
Costs to achieve Transform	(13)	-
Operating expenses	(460)	(496)	7
Other net income	10	9	11
Profit before tax	423	363	17
Attributable profit[1]	286	242	18

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	35.9	35.6	1
Customer deposits	5.9	5.2	13
Total assets	39.4	38.9	1
Risk weighted assets - fully loaded CRD IV	41.2	40.5	2

Performance Measures	31.03.14	31.03.13
Return on average tangible equity[2]	23.5%	22.5%
Return on average equity[2]	18.6%	17.0%
Return on average risk weighted assets[2]	3.1%	2.8%
Cost: income ratio	39%	43%
Loan loss rate (bps)	333	340

Q114 compared to Q113

—	Income increased 3% to £1,184m reflecting continued net lending growth across the business and lower impact from structural hedges, partially offset by depreciation of ZAR and USD against GBP

–	Customer asset margin remained broadly stable at 9.50%

—

Credit impairment charges increased 3% to £311m driven by asset growth across the business. Loan loss rates reduced by 7bps to 333bps, with improved delinquency rates in the US and UK reflecting improving economic conditions. In South Africa rates increased to 632bps (Q113: 403bps) reflecting a change in product mix as a result of portfolio acquisition and targeted asset growth

—	Operating expenses reduced 7% to £460m driven by depreciation of USD and ZAR against GBP and improved efficiency, partially offset by business growth and costs to achieve Transform

—	Profit before tax increased 17% to £423m reflecting continued net lending growth and improved efficiency

1	Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
2	Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Barclays PLC	19

Results by Business

Q114 compared to Q413

—	Profit before tax increased 26% to £423m driven by the 2013 UK bank levy charge in Q413 and lower operating expenses and costs to achieve Transform

—	Total assets and loans and advances to customers increased 1% to £39.4bn and £35.9bn respectively. Customer deposits increased to £5.9bn (2013: £5.2bn) due to continued funding initiatives in the US

—	RWAs increased 2% to £41.2bn driven primarily by an increase in customer lending and the further roll out of advanced modelled approaches

Barclays PLC	20

Results by Business

Investment Bank

	Three Months Ended	Three Months Ended
Income Statement Information	31.03.14 £m	31.03.13 £m	% Change
Adjusted and statutory basis
Macro Products[1]	584	1,113	(48)
Credit Products[1]	646	960	(33)
FICC	1,230	2,073	(41)
Equities and Prime Services	674	706	(5)
Investment Banking	555	557	-
Principal Investments	8	9	(11)
Exit Quadrant[2]	23	118	(81)
Total income	2,490	3,463	(28)
Net credit impairment charges and other provisions release	46	14
Net operating income	2,536	3,477	(27)
Operating expenses (excluding costs to achieve Transform)	(1,722)	(2,054)	16
Costs to achieve Transform	(149)	(116)	(28)
Operating expenses	(1,871)	(2,170)	14
Other net income	3	8	(63)
Profit before tax	668	1,315	(49)
Attributable profit[3]	329	823	(60)

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers and banks at amortised cost[4]	179.2	146.6	22
Customer deposits[4]	109.9	83.2	32
Total assets[5]	905.6	897.5	1
Risk weighted assets - fully loaded CRD IV	218.9	221.6	(1)

Performance Measures	31.03.14	31.03.13
Return on average tangible equity[6]	4.9%	11.0%
Return on average equity[6]	4.7%	10.7%
Return on average risk weighted assets[6]	0.7%	1.3%
Cost: income ratio	75%	63%
Compensation: income ratio	46%	41%
Loan loss rate (bps)	(6)	(5)

1	Macro Products represent Rates, Currencies and Commodities income. Credit Products represent Credit and Securitised Products income.
2	The Exit Quadrant consists of the Investment Bank Exit Quadrant business units as detailed on page 36.
3	Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
4	As at 31 March 2014 loans and advances included £141.8bn of loans and advances to customers (including settlement balances of £63.6bn and cash collateral of £38.9bn) and loans and advances to banks of £37.4bn (including settlement balances of £9.8bn and cash collateral of £13.6bn). Customer deposits included £60.6bn relating to settlement balances and £29.7bn relating to cash collateral.
5	2013 total assets have been revised to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation, resulting in a £33.7bn increase to total assets. Derivative financial instruments increased £31.0bn and loans and advances to banks and customers increased £2.7bn. Customer deposits increased £1.3bn.
6	Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Barclays PLC	21

Results by Business

Q114 compared to Q113

—	Total income decreased 28% to £2,490m including a 4% reduction due to currency movements

–

FICC income decreased 41% to £1,230m due to subdued client activity, changes in business mix in light of the ongoing strategic review of the Investment Bank, and a relatively strong first quarter comparison in 2013

–

Macro Products and Credit Products income decreased 48% and 33% to £584m and £646m respectively, as challenging trading conditions impacted activity. Q113 benefitted from increased activity across all products on positive economic news as a result of the “fiscal cliff” resolution in the US

–

Equities and Prime Services income decreased 5% to £674m due to declines in cash equities and equity derivatives, as the prior year benefitted from market rallies globally, partially offset by higher income from Prime Services reflecting increased client activity

–

Investment Banking income remained in line at £555m, as a significant increase in financial advisory activity across Europe, Americas and Asia was offset by a decline in activity in debt and equity underwriting

–	Exit Quadrant income reduced £95m to £23m as Q113 benefitted from gains on commercial real estate and US residential mortgages

—	Net credit impairment release of £46m (Q113: net release of £14m) included charges of £7m, more than offset by releases totalling £53m across a number of counterparties

—

Operating expenses decreased 14% to £1,871m due to lower compensation costs and benefits associated with Transform programmes, including business restructuring and operational streamlining, and a 4% reduction due to currency movements

–	Costs to achieve Transform of £149m primarily related to the cost of reducing the scale of activities and redundancies across Europe, Asia and America

—

Including costs to achieve Transform, cost: income ratio increased 12% to 75%. Compensation: income ratio increased to 46% (Q113: 41%) with a 20% reduction in compensation to £1,136m offset by reduced income

—	Profit before tax decreased 49% to £668m

Barclays PLC	22

Results by Business

Q114 compared to Q413

—	Income increased 16% to £2,490m

–	FICC income increased 13% to £1,230m driven by an increase in trading volumes, across credit and securitised products businesses

–

Equities and Prime Services income increased 36% to £674m driven by improved performance in equity derivatives across Americas and Europe, and continued strong performance in Prime Services reflecting increased client activity

–	Investment Banking income decreased 6% to £555m, reflecting lower equity underwriting and financial advisory activity against a strong Q413, partially offset by increased debt underwriting income

–	Exit Quadrant income of £23m (Q413: loss of £54m) reflected gains on US residential mortgages. Q413 losses reflected a £111m reversal of income relating to a litigation matter

—	Net credit impairment release of £46m (Q413: charge of £14m) included charges of £7m, more than offset by releases totalling £53m across a number of counterparties

—

Operating expenses decreased 24% to £1,871m due to the 2013 UK bank levy charge in Q413 of £333m, savings associated with Transform and lower compensation costs. Q413 was impacted by provisions for litigation and regulatory penalties of £220m mainly relating to US residential mortgage–related business

—	Profit before tax increased £997m to £668m

—

Total assets increased £8.1bn to £905.6bn primarily reflecting increases in cash and balances at central banks and loans and advances to banks and customers due to increases in settlement balances. These increases were partially offset by a decrease in derivative financial instruments

—	RWAs decreased 1% to £218.9bn driven by risk reductions and offsetting model and policy changes

Barclays PLC	23

Results by Business

Corporate Banking

	Three Months Ended	Three Months Ended
Income Statement Information	31.03.14 £m	31.03.13 £m	% Change
Adjusted and statutory basis
Total income net of insurance claims	722	772	(6)
Credit impairment charges and other provisions	(78)	(130)	40
Net operating income	644	642	-
Operating expenses (excluding costs to achieve Transform)	(379)	(422)	10
Costs to achieve Transform	(6)	(37)	84
Operating expenses	(385)	(459)	16
Other net income	1	-
Profit before tax	260	183	42
Attributable profit[1]	160	120	33

Adjusted and statutory profit/(loss) before tax by geographic segment
UK	240	269	(11)
Europe	(17)	(114)	85
Rest of the World	37	28	32
Total	260	183	42

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	62.0	61.1	2
Loans and advances to customers at fair value	15.9	15.7	1
Customer deposits	111.7	108.7	3
Total assets	113.2	113.9	(1)
Risk weighted assets - fully loaded CRD IV	67.9	70.5	(4)

Performance Measures	31.03.14	31.03.13
Return on average tangible equity[2]	7.3%	5.1%
Return on average equity[2]	7.0%	4.9%
Return on average risk weighted assets[2]	1.1%	0.8%
Cost: income ratio	53%	59%
Loan loss rate (bps)	46	74

Q114 compared to Q113

—

Total income reduced 6% to £722m as a £58m reduction in income related to movement in the fair value loan portfolio more than offset otherwise improved UK performance. The net interest margin was in line at 124bps

—

Credit impairment improved 40% to £78m, driven by Europe which saw charges reduce by £57m to £41m following ongoing actions to reduce exposure to the property and construction sector in Spain and fewer large impairments. UK impairment charges remained at a low level at £36m (Q113: £30m)

—

Operating expenses improved 16% to £385m as a result of 2013 Transform initiatives to reduce costs in all regions. Costs to achieve Transform reduced to £6m (Q113: £37m), mainly due to non-recurrence of Exit Quadrant related spend. Current period cost to achieve Transform was driven by investment in infrastructure efficiency in the UK

—

Adjusted and statutory profit before tax increased 42% to £260m driven by lower operating expenses and improved impairment, partially offset by reduced income following a fair value loan portfolio reduction

Q114 compared to Q413

—

Adjusted and statutory profit before tax improved to £260m (Q413: £123m), reflecting lower operating expenses driven by a reduction in costs to achieve Transform and the 2013 UK bank levy charge of £51m in Q413, in addition to improved impairment. Income reduced 5% to £722m, reflecting a fair value loan portfolio reduction of £27m (Q413: gain £14m)

—

Loans and advances to customers increased to £62.0bn (Q413: £61.1bn), driven primarily by an increase in client financing requirements in the UK. Customer deposits increased 3% to £111.7bn reflecting growth across all regions

—	RWAs decreased 4% to £67.9bn driven by run down of Exit Quadrant assets and changes to the treatment of high quality liquidity assets

1	Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
2	Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Barclays PLC	24

Results by Business

Wealth and Investment Management

	Three Months Ended	Three Months Ended
Income Statement Information	31.03.14 £m	31.03.13 £m	% Change
Adjusted and statutory basis
Total income net of insurance claims	451	469	(4)
Credit impairment charges and other provisions	(17)	(14)	(21)
Net operating income	434	455	(5)
Operating expenses (excluding costs to achieve Transform)	(363)	(400)	9
Costs to achieve Transform	(22)	-
Operating expenses	(385)	(400)	4
Other net income	2	5	(60)
Profit before tax	51	60	(15)
Attributable profit[1]	31	45	(31)

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	23.5	23.1	2
Customer deposits	60.5	63.4	(5)
Total assets	36.4	37.6	(3)
Risk weighted assets - fully loaded CRD IV	17.2	17.3	(1)
Total client assets	198.3	204.8	(3)

Performance Measures	31.03.14	31.03.13
Return on average tangible equity[2]	6.5%	10.0%
Return on average equity[2]	5.2%	7.6%
Return on average risk weighted assets[2]	0.8%	1.1%
Cost: income ratio	85%	85%
Loan loss rate (bps)	29	25

Q114 compared to Q113

—	Income decreased 4% to £451m primarily due to adverse foreign exchange movements

–	Net interest margin decreased by 5bps to 106bps, reflecting reduced contributions from structural hedges

—

Operating expenses decreased 4% to £385m with the increase in costs to achieve Transform of £22m offset by cost savings arising primarily from the reduction in employees as part of the Transform restructuring initiatives

—	Profit before tax decreased 15% to £51m as the business continued to implement Transform and other strategic initiatives to streamline target markets and client propositions

1	Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
2	Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Barclays PLC	25

Results by Business

Q114 compared to Q413

—

Adjusted profit before tax increased from a loss of £73m to a profit of £51m primarily driven by a reduction in the costs to achieve Transform and reduced credit impairment charges. Statutory profit before tax increased from a loss of £152m to a profit of £51m primarily driven by the non-recurrence of goodwill impairment.

—	Credit impairment charges improved 48% to £17m reflecting non recurrence of significant impairment charges taken in Q413

—	Loans and advances to customers increased 2% to £23.5bn

—	Customer deposits decreased 5% to £60.5bn and client assets decreased 3% to £198.3bn driven primarily by reduced institutional cash deposits

—	RWAs remained broadly flat at £17.2bn

Barclays PLC	26

Results by Business

Head Office and Other Operations

	Three Months Ended	Three Months Ended
Income Statement Information	31.03.14 £m	31.03.13 £m
Statutory Basis
Net operating income/(expense)	64	(285)
Operating expenses (excluding costs to achieve Transform)	(21)	(17)
Costs to achieve Transform	(7)	(5)
Operating expenses	(28)	(22)
Other net income	1	3
Statutory profit/(loss) before tax	37	(304)
Statutory attributable loss	(55)	(255)

Adjusted basis
Net operating expense	(55)	(34)
Operating expenses (excluding costs to achieve Transform)	(21)	(17)
Costs to achieve Transform	(7)	(5)
Operating expenses	(28)	(22)
Other net income	1	3
Adjusted loss before tax	(82)	(53)
Adjusted attributable loss[1]	(138)	(84)

Adjusting items
Own credit	(119)	251

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Total assets	43.2	26.7
Risk weighted assets - fully loaded CRD IV	2.5	2.5

Q114 compared to Q113

—

Adjusted net operating expense increased to £55m (Q113: £34m), predominately due to the residual expense from treasury operations, partially offset by a net gain of £77m as currency movements were transferred from reserves due to the repatriation of capital from various subsidiaries in the Group. Statutory income improved to £64m (Q113: net expense of £285m) including an own credit gain of £119m credit (Q113: charge of £251m)

—	Operating expenses increased to £28m (Q113: £22m)

—	Adjusted loss before tax increased to £82m (Q113: £53m). Statutory profit before tax improved to £37m (Q113: loss of £304m) including an own credit gain of £119m (Q113: charge of £251m)

Q114 compared to Q413

—

Adjusted net operating expense increased to £55m (Q413: income of £124m), principally due to the non-recurrence of an adjustment to the carrying amount of subordinated liabilities (£167m) and an increase in the residual expense from treasury operations, partially offset by a net gain of £77m as currency movements were transferred from reserves due to the repatriation of capital from various subsidiaries in the Group. Statutory net operating income increased by £35m to £64m reflecting a higher own credit gain of £119m (Q413: charge of £95m)

—	Operating expenses decreased to £28m (Q413: £86m), due to lower costs to achieve Transform and 2013 UK bank levy charge of £15m in Q413

—	Adjusted loss before tax increased to £82m (Q413: profit of £44m). Statutory profit before tax improved to £37m (Q413: loss of £51m) including an own credit gain of £119m (Q413: charge of £95m)

—	Total assets increased to £43.2bn (2013: £26.7bn) primarily reflecting an increase in surplus group liquidity pool assets

—	RWAs remained flat at £2.5bn

1	Adjusted attributable loss is calculated as profit after tax after deducting non-controlling interests and other equity interests.

Barclays PLC	27

Appendix I – Quarterly Results Summary

Barclays Results by Quarter	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212
	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	6,769	6,544	6,234	7,674	7,483	6,307	5,928	7,286
Credit impairment charges and other provisions	(548)	(718)	(722)	(925)	(706)	(825)	(805)	(926)
Net operating income	6,221	5,826	5,512	6,749	6,777	5,482	5,123	6,360
Operating expenses	(4,435)	(5,828)	(4,363)	(6,485)	(5,296)	(5,690)	(5,053)	(5,005)
Other net income	26	19	25	(122)	54	43	21	41
Statutory profit/(loss) before tax	1,812	17	1,174	142	1,535	(165)	91	1,396
Statutory profit/(loss) after tax	1,215	(514)	728	39	1,044	(364)	(13)	943

Attributable to:
Ordinary equity holders of the parent	965	(642)	511	(168)	839	(589)	(183)	746
Other equity holders	49	-	-	-	-	-	-	-
Non-controlling interests	201	128	217	207	205	225	170	197

Adjusted basis
Total income net of insurance claims	6,650	6,639	6,445	7,337	7,734	6,867	7,002	7,384
Credit impairment charges and other provisions	(548)	(718)	(722)	(925)	(706)	(825)	(805)	(926)
Net operating income	6,102	5,921	5,723	6,412	7,028	6,042	6,197	6,458
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(4,195)	(4,777)	(4,262)	(4,359)	(4,782)	(4,345)	(4,353)	(4,555)
Costs to achieve Transform	(240)	(468)	(101)	(126)	(514)	-	-	-
UK bank levy	-	(504)	-	-	-	(345)	-	-
Operating expenses	(4,435)	(5,749)	(4,363)	(4,485)	(5,296)	(4,690)	(4,353)	(4,555)
Other net income/(expense)	26	19	25	(122)	54	43	21	41
Adjusted profit before tax	1,693	191	1,385	1,805	1,786	1,395	1,865	1,944

Adjusting items
Own credit[1]	(119)	95	211	(337)	251	560	1,074	325
Gain on disposal of BlackRock, Inc. investment[1]	-	-	-	-	-	-	-	(227)
Provision for PPI redress[2]	-	-	-	1,350	-	600	700	-
Provision for interest rate hedging products redress[2]	-	-	-	650	-	400	-	450
Goodwill impairment[2]	-	79	-	-	-	-	-	-

Adjusted basic earnings/(loss) per share	5.4p	(3.9p)	5.4p	7.7p	7.5p	6.7p	7.8p	8.7p
Adjusted cost: income ratio	67%	87%	68%	61%	68%	68%	62%	62%
Basic earnings/(loss) per share	5.9p	(5.0p)	3.7p	(1.2p)	6.3p	(4.5p)	(1.4p)	5.7p
Cost: income ratio	66%	89%	70%	85%	71%	90%	85%	69%

1	Adjusting item recorded in total income net of insurance claims.
2	Adjusting item in operating expenses.

Barclays PLC	28

Appendix I – Quarterly Results Summary

	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212
UK Retail and Business Banking	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	1,145	1,149	1,172	1,135	1,067	1,077	1,123	1,118
Credit impairment charges and other provisions	(80)	(88)	(81)	(89)	(89)	(71)	(76)	(46)
Net operating income	1,065	1,061	1,091	1,046	978	1,006	1,047	1,072
Operating expenses	(707)	(849)	(739)	(1,376)	(704)	(1,065)	(1,239)	(713)
Other net income	2	-	(1)	3	25	4	-	1
Statutory profit/(loss) before tax	360	212	351	(327)	299	(55)	(192)	360

Adjusted basis
Total income net of insurance claims	1,145	1,149	1,172	1,135	1,067	1,077	1,123	1,118
Credit impairment charges and other provisions	(80)	(88)	(81)	(89)	(89)	(71)	(76)	(46)
Net operating income	1,065	1,061	1,091	1,046	978	1,006	1,047	1,072
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(676)	(709)	(710)	(689)	(704)	(718)	(689)	(713)
Costs to achieve Transform	(31)	(119)	(29)	(27)	-	-	-	-
UK bank levy	-	(21)	-	-	-	(17)	-	-
Operating expenses	(707)	(849)	(739)	(716)	(704)	(735)	(689)	(713)
Other net income/(expense)	2	-	(1)	3	25	4	-	1
Adjusted profit before tax	360	212	351	333	299	275	358	360

Adjusting items
Provision for PPI redress[1]	-	-	-	660	-	330	550	-

Europe Retail and Business Banking
Adjusted and statutory basis
Total income net of insurance claims	146	154	160	176	176	161	168	191
Credit impairment charges and other provisions	(49)	(78)	(67)	(72)	(70)	(74)	(58)	(71)
Net operating income	97	76	93	104	106	87	110	120
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(185)	(188)	(203)	(207)	(215)	(185)	(193)	(200)
Costs to achieve Transform	(3)	(46)	(1)	-	(356)	-	-	-
UK bank levy	-	(26)	-	-	-	(20)	-	-
Operating expenses	(188)	(260)	(204)	(207)	(571)	(205)	(193)	(200)
Other net income/(expense)	3	3	5	(144)	3	4	2	4
Adjusted and statutory loss before tax	(88)	(181)	(106)	(247)	(462)	(114)	(81)	(76)

Africa Retail and Business Banking
Adjusted and statutory basis
Total income net of insurance claims	567	622	643	684	668	721	714	729
Credit impairment charges and other provisions	(59)	(59)	(57)	(94)	(114)	(142)	(176)	(208)
Net operating income	508	563	586	590	554	579	538	521
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(402)	(462)	(454)	(452)	(474)	(455)	(506)	(471)
Costs to achieve Transform	(9)	(15)	(2)	(9)	-	-	-	-
UK bank levy	-	(28)	-	-	-	(24)	-	-
Operating expenses	(411)	(505)	(456)	(461)	(474)	(479)	(506)	(471)
Other net income	4	2	2	2	1	5	2	1
Adjusted and statutory profit before tax	101	60	132	131	81	105	34	51

1	Adjusting item in operating expenses.

Barclays PLC	29

Appendix I – Quarterly Results Summary

	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212
Barclaycard	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	1,184	1,220	1,223	1,190	1,153	1,140	1,092	1,079
Credit impairment charges and other provisions	(311)	(314)	(334)	(313)	(303)	(286)	(271)	(242)
Net operating income	873	906	889	877	850	854	821	837
Operating expenses	(460)	(576)	(504)	(1,162)	(496)	(794)	(582)	(441)
Other net income	10	5	12	7	9	5	7	8
Statutory profit/(loss) before tax	423	335	397	(278)	363	65	246	404

Adjusted basis
Total income net of insurance claims	1,184	1,220	1,223	1,190	1,153	1,140	1,092	1,079
Credit impairment charges and other provisions	(311)	(314)	(334)	(313)	(303)	(286)	(271)	(242)
Net operating income	873	906	889	877	850	854	821	837
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(447)	(514)	(498)	(467)	(496)	(508)	(432)	(441)
Costs to achieve Transform	(13)	(38)	(6)	(5)	-	-	-	-
UK bank levy	-	(24)	-	-	-	(16)	-	-
Operating expenses	(460)	(576)	(504)	(472)	(496)	(524)	(432)	(441)
Other net income	10	5	12	7	9	5	7	8
Adjusted profit before tax	423	335	397	412	363	335	396	404

Adjusting items
Provision for PPI redress[1]	-	-	-	690	-	270	150	-

Investment Bank
Adjusted and statutory basis
Macro Products	584	625	472	900	1,113	800	748	1,040
Credit Products	646	460	494	513	960	492	701	665
FICC	1,230	1,085	966	1,413	2,073	1,292	1,449	1,705
Equities and Prime Services	674	496	645	825	706	454	523	615
Investment Banking	555	590	525	528	557	620	493	509
Principal Investments	8	32	1	20	9	26	30	139
Exit Quadrant	23	(54)	(26)	224	118	202	226	56
Total income	2,490	2,149	2,111	3,010	3,463	2,594	2,721	3,024
Credit impairment releases/(charges) and other provisions	46	(14)	(25)	(195)	14	1	(3)	(121)
Net operating income	2,536	2,135	2,086	2,815	3,477	2,595	2,718	2,903
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(1,722)	(2,044)	(1,622)	(1,697)	(2,054)	(1,644)	(1,737)	(1,849)
Costs to achieve Transform	(149)	(87)	(6)	(53)	(116)	-	-	-
UK bank levy	-	(333)	-	-	-	(206)	-	-
Operating expenses	(1,871)	(2,464)	(1,628)	(1,750)	(2,170)	(1,850)	(1,737)	(1,849)
Other net income	3	-	5	9	8	15	7	6
Adjusted and statutory profit/(loss) before tax	668	(329)	463	1,074	1,315	760	988	1,060

1	Adjusting item in operating expenses.

Barclays PLC	30

Appendix I – Quarterly Results Summary

	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212
Corporate Banking	£m	£m	£m	£m	£m	£m	£m	£m
Statutory Basis
Total income net of insurance claims	722	764	799	780	772	746	717	734
Credit impairment charges and other provisions	(78)	(134)	(118)	(128)	(130)	(240)	(214)	(223)
Net operating income	644	630	681	652	642	506	503	511
Operating expenses	(385)	(507)	(406)	(1,084)	(459)	(851)	(421)	(852)
Other net income/(expense)	1	-	1	1	-	6	6	(1)
Statutory profit/(loss) before tax	260	123	276	(431)	183	(339)	88	(342)

Adjusted basis
Total income net of insurance claims	722	764	799	780	772	746	717	734
Credit impairment charges and other provisions	(78)	(134)	(118)	(128)	(130)	(240)	(214)	(223)
Net operating income	644	630	681	652	642	506	503	511
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(379)	(396)	(393)	(430)	(422)	(412)	(421)	(402)
Costs to achieve Transform	(6)	(60)	(13)	(4)	(37)	-	-	-
UK bank levy	-	(51)	-	-	-	(39)	-	-
Operating expenses	(385)	(507)	(406)	(434)	(459)	(451)	(421)	(402)
Other net income/(expense)	1	-	1	1	-	6	6	(1)
Adjusted profit before tax	260	123	276	219	183	61	88	108

Adjusting items
Provision for interest rate hedging products redress[1]	-	-	-	650	-	400	-	450

Wealth and Investment Management
Statutory Basis
Total income net of insurance claims	451	459	449	462	469	483	443	442
Credit impairment charges and other provisions	(17)	(33)	(39)	(35)	(14)	(13)	(6)	(12)
Net operating income	434	426	410	427	455	470	437	430
Operating expenses	(385)	(581)	(405)	(443)	(400)	(365)	(369)	(380)
Other net income	2	3	2	3	5	-	2	(1)
Statutory profit/(loss) before tax	51	(152)	7	(13)	60	105	70	49

Adjusted basis
Total income net of insurance claims	451	459	449	462	469	483	443	442
Credit impairment charges and other provisions	(17)	(33)	(39)	(35)	(14)	(13)	(6)	(12)
Net operating income	434	426	410	427	455	470	437	430
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(363)	(415)	(361)	(410)	(400)	(361)	(369)	(380)
Costs to achieve Transform	(22)	(81)	(44)	(33)	-	-	-	-
UK bank levy	-	(6)	-	-	-	(4)	-	-
Operating expenses	(385)	(502)	(405)	(443)	(400)	(365)	(369)	(380)
Other net income/(expense)	2	3	2	3	5	-	2	(1)
Adjusted profit/(loss) before tax	51	(73)	7	(13)	60	105	70	49

Adjusting items
Goodwill impairment[1]	-	79	-	-	-	-	-	-

1	Adjusting item in operating expenses.

Barclays PLC	31

Appendix I – Quarterly Results Summary

	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212
Head Office and Other Operations	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income/(expense) net of insurance claims	64	27	(323)	237	(285)	(615)	(1,050)	(30)
Credit impairment charges and other provisions	-	2	(1)	1	-	-	(1)	(3)
Net operating income/(expense)	64	29	(324)	238	(285)	(615)	(1,051)	(33)
Operating expenses	(28)	(86)	(21)	(2)	(22)	(80)	(6)	(99)
Other net income	1	6	(1)	(3)	3	3	(5)	23
Statutory profit/(loss) before tax	37	(51)	(346)	233	(304)	(692)	(1,062)	(109)

Adjusted basis
Total (expense)/income net of insurance claims	(55)	122	(112)	(100)	(34)	(55)	24	68
Credit impairment releases/(charges) and other provisions	-	2	(1)	1	-	-	(1)	(3)
Net operating (expense)/income	(55)	124	(113)	(99)	(34)	(55)	23	65

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(21)	(49)	(21)	(7)	(17)	(61)	(6)	(99)
Costs to achieve Transform	(7)	(22)	-	5	(5)	-	-	-
UK bank levy	-	(15)	-	-	-	(19)	-	-
Operating expenses	(28)	(86)	(21)	(2)	(22)	(80)	(6)	(99)
Other net income/(expense)	1	6	(1)	(3)	3	3	(5)	23
Adjusted (loss)/profit before tax	(82)	44	(135)	(104)	(53)	(132)	12	(11)

Adjusting items
Own Credit[1]	(119)	95	211	(337)	251	560	1,074	325
Gain on disposal of BlackRock, Inc. investment[1]	-	-	-	-	-	-	-	(227)

1	Adjusting item recorded in Total income/(expense) net of insurance claims.

Barclays PLC	32

Appendix II – Performance Management

Returns and Equity by Business

Returns on average equity and average tangible equity are calculated as profit attributable to ordinary equity holders of the parent divided by average allocated equity or average allocated tangible equity as appropriate, excluding non-controlling and other equity interests. Average allocated equity has been calculated as 10.5% of average fully loaded CRD IV risk weighted assets for each business, adjusted for fully loaded CRD IV capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The lower capital level currently held, reflecting Common Equity Tier 1 capital ratio of 9.6% as at 31 March 2014, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

	Adjusted		Statutory
	Three Months Ended 31.03.14	Three Months Ended[1] 31.03.13	Three Months Ended 31.03.14	Three Months Ended[1] 31.03.13
Return on Average Equity	%	%	%	%
UK RBB	12.4	11.0	12.4	11.0
Europe RBB	(13.0)	(61.9)	(13.0)	(61.9)
Africa RBB	2.6	1.2	2.6	1.2
Barclaycard	18.6	17.0	18.6	17.0
Investment Bank	4.7	10.7	4.7	10.7
Corporate Banking	7.0	4.9	7.0	4.9
Wealth and Investment Management	5.2	7.6	5.2	7.6
Group excluding Head Office and Other Operations	6.9	7.1	6.9	7.1
Head Office and Other Operations impact	(0.5)	0.5	0.2	(0.6)
Total	6.4	7.6	7.1	6.5
	Adjusted		Statutory
	Three Months Ended 31.03.14	Three Months Ended[1] 31.03.13	Three Months Ended 31.03.14	Three Months Ended[1] 31.03.13
Return on Average Tangible Equity	%	%	%	%
UK RBB	21.0	19.2	21.0	19.2
Europe RBB	(14.2)	(67.3)	(14.2)	(67.3)
Africa RBB[2]	4.1	2.1	4.1	2.1
Barclaycard	23.5	22.5	23.5	22.5
Investment Bank	4.9	11.0	4.9	11.0
Corporate Banking	7.3	5.1	7.3	5.1
Wealth and Investment Management	6.5	10.0	6.5	10.0
Group excluding Head Office and Other Operations	7.9	8.1	7.9	8.1
Head Office and Other Operations impact	(0.4)	0.9	0.4	(0.5)
Total	7.5	9.0	8.3	7.6

1	Comparatives have been revised for the impact of calculating average allocated equity based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).
2	The return on average tangible equity for Africa RBB for 2013 has been revised to exclude amounts relating to Absa Group’s non-controlling interests.

Barclays PLC	33

Appendix II – Performance Management

	Adjusted [1]		Statutory
	Three Months Ended 31.03.14	Three Months Ended 31.03.13	Three Months Ended 31.03.14	Three Months Ended 31.03.13
Profit/(Loss) Attributable to Ordinary Equity Holders of the Parent	£m	£m	£m	£m
UK RBB	263	218	263	218
Europe RBB	(69)	(363)	(69)	(363)
Africa RBB	20	9	20	9
Barclaycard	286	242	286	242
Investment Bank	329	823	329	823
Corporate Banking	160	120	160	120
Wealth and Investment Management	31	45	31	45
Head Office and Other Operations[2]	(138)	(84)	(55)	(255)
Total	882	1,010	965	839

	Statutory Average Allocated Equity[3]		Statutory Average Allocated Tangible Equity[3]
	Three Months Ended 31.03.14	Three Months Ended[3] 31.03.13	Three Months Ended 31.03.14	Three Months Ended[4] 31.03.13
	£m	£m	£m	£m
UK RBB	8,484	7,914	5,001	4,546
Europe RBB	2,120	2,344	1,950	2,157
Africa RBB	3,032	3,075	1,975	1,744
Barclaycard	6,161	5,697	4,874	4,311
Investment Bank	27,732	30,734	26,978	30,036
Corporate Banking	9,203	9,850	8,809	9,479
Wealth and Investment Management	2,387	2,369	1,906	1,809
Head Office and Other Operations[2]	(5,089)	(10,074)	(5,127)	(10,093)
Total[1]	54,030	51,909	46,366	43,989

1	Adjusted profit excludes the post-tax impact of the own credit gain within Head Office of £119m (Q113: £251m charge).
2	Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity.
3

Group average ordinary shareholders’ equity and average tangible ordinary shareholders’ equity exclude the cumulative impact of own credit on retained earnings for the calculation of adjusted performance measures.

4	Comparatives have been revised for the impact of calculating average allocated equity based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Barclays PLC	34

Appendix II – Performance Management

Transform Update

On 12 February 2013 the Group announced a Strategic Review which included reducing operating expenses to £16.8bn by 2015.

Costs to achieve Transform totalled £240m in Q114, principally related to reducing the scale of activities and redundancies in the Investment Bank and UK RBB and investment in technology and process improvements that will reduce future operating costs and enhance customer and client propositions.

		Adjusted performance measures excluding CTA
	CTA Spend	Profit/(Loss) Before Tax			Return on Average Equity[1]	Cost: Income Ratio	Total CTA Spend
	31.03.14	31.03.14	31.03.13		31.03.14	31.03.14	to Date
	£m	£m	£m	% Change	%	%	£m
UK RBB	31	391	299	31	13.5%	59%	206
Europe RBB	3	(85)	(106)	(20)	(12.6%)	127%	406
Africa RBB	9	110	81	36	3.5%	71%	35
Barclaycard	13	436	363	20	19.2%	38%	62
Investment Bank	149	817	1,431	(43)	6.3%	69%	411
Corporate Banking	6	266	220	21	7.1%	52%	120
Wealth and Investment Management	22	73	60	22	8.1%	80%	180
Head Office and Other Operations[2]	7	(75)	(48)	56	(0.3%)		29
Total[2]	240	1,933	2,300	(16)	7.7%	63%	1,449

1.	Return on average equity for Head Office and Other Operations represents the dilution for the Group.
2.

Head Office and Other Operations statutory profit before tax excluding CTA, including an own credit gain of £119m (Q113: £251m charge), is £44m (Q113: £300m loss). Statutory Head Office and Other Operations accretion on Group returns is 0.4%. Group statutory profit before tax excluding CTA is £2,052m (Q113: £2,049m). Group statutory return on average equity and cost:income ratio excluding CTA are 8.4% and 62% respectively.

Barclays PLC	35

Appendix II – Performance Management

Exit Quadrant Business Units

—	The table below presents selected financial data for the strategic Exit Quadrant assets including 2012 comparatives to show the run down since the Transform strategy announcement

	CRD IV RWAs[1]			Balance Sheet			Three Months Ended 31.03.14
Investment Bank	As at 31.03.14 £bn	As at 31.12.13 £bn	As at 31.12.12 £bn	As at 31.03.14 £bn	As at 31.12.13 £bn	As at 31.12.12 £bn	Income/ (Expense) £m	Impairment (Charge)/ Release £m	Net Operating (Expense)/ Income £m
US Residential Mortgages	0.9	1.1	5.3	0.6	0.5	2.2	27	-	27
Commercial Mortgages and Real Estate	1.6	2.0	3.1	1.7	2.0	4.0	9	-	9
Leveraged and Other Loans	9.5	9.7	10.1	5.7	6.0	11.5	(21)	-	(21)
CLOs and Other Insured Assets	3.6	3.7	5.9	11.1	11.7	16.3	17	-	17
Structured Credit and Other[2]	1.9	3.8	9.4	4.5	5.3	8.9	10	-	10
Monoline Derivatives	2.4	2.2	3.1	0.2	0.3	0.6	(16)	-	(16)
Corporate Derivatives	2.2	1.9	8.3	2.1	2.2	3.6	-	-	-
Portfolio Assets	22.1	24.4	45.2	25.9	28.0	47.1	26	-	26
Pre-CRD IV Rates Portfolio	22.5	22.2	33.9
Total Investment Bank	44.6	46.6	79.1
Corporate Banking European Assets	2.5	3.2	5.0	2.3	2.6	3.9	16	(37)	(21)
Europe RBB assets	8.8	9.0	9.7	20.8	21.3	22.9	24	(36)	(12)
Total	55.9	58.8	93.8

31 March 2014 compared to 31 December 2013

—	Exit Quadrant income shown on page 21 differs from the income above due to associated litigation matters.

—

Investment Bank RWAs decreased by £2.0bn to £44.6bn, driven by continued asset run down and reduction in averaged modelled RWAs following the sale of Structured Credit assets in Q413. This was partially offset by a revision to the probability of default metrics for wholesale portfolios. RWAs in Corporate Banking and Europe RBB Exit Quadrant portfolios decreased due to continued asset run down

—

Portfolio Assets balance sheet assets decreased £2.1bn to £25.9bn driven by net sales and paydowns across asset classes. Income of £26m was primarily driven by gains relating to US Residential Mortgage, Commercial Mortgages and Real Estate exposures and Structured Credit and Other, partially offset by the net funding cost of Leveraged and Other Loans

—	Corporate Banking Exit Quadrant balance sheet assets in Europe decreased £0.3bn to £2.3bn driven by reductions in Spain and Portugal

—	Europe RBB Exit Quadrant balance sheet assets decreased £0.5bn to £20.8bn, reflecting actions taken to reduce assets in line with the strategy to run down exit quadrant assets

1.

The table above provides an indication of the CRD IV RWAs that are currently allocated to the Exit Quadrant businesses. RWAs as at 31 December 2013 have been revised to reflect changes to the allocation methodology following the go-live of CRD IV in 2014.

2.

Comparative balance sheet amounts have been revised to adopt the offsetting amendments to IAS 32, Financial Instrument; Presentation. Structured Credit and other increased by £0.1bn as at 31 December 2013 and £0.3bn as at 31 December 2012.

Barclays PLC	36

Appendix II – Performance Management

Margins and Balances

Analysis of Net Interest Income	Three Months Ended 31.03.14 £m	Three Months Ended 31.03.13 £m
RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Customer Income:
- Customer assets	1,788	1,723
- Customer liabilities	825	786
Total	2,613	2,509
RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Non-customer Income:
- Product structural hedge[1]	191	220
- Equity structural hedge[2]	103	72
- Other	(22)	(26)
Total RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Net Interest Income	2,885	2,775
Investment Bank	261	57
Head Office and Other Operations	(48)	45
Group net interest income	3,098	2,877

—

Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased 4% to £2,613m reflecting business growth in UK RBB, Barclaycard and Corporate Banking as net interest margin remained stable. This was partially offset by foreign exchange movements in Africa RBB and the withdrawal from certain business lines in Europe RBB

—

Group net interest income including contributions for the Investment Bank and Head Office and Other Operations increased 8% to £3,098m, predominantly due to higher net interest income in UK RBB and the Investment Bank, partially offset by the residual net expense from treasury operations

—	Total contribution to Group net interest income from structured hedges was £0.4bn (2013: £0.4bn)

1

Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile.

2	Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their capital usage.

Barclays PLC	37

Appendix II – Performance Management

Analysis of Net Interest Margin-Quarterly
	UK RBB	Europe RBB	Africa RBB	Barclaycard	Corporate Banking	Wealth and Investment Management	Total RBB, Barclaycard, Corporate and Wealth
Quarter Ended 31.03.14%		%	%	%	%	%	%
Customer asset margin	1.24	0.38	3.02	9.50	1.44	0.94	2.24
Customer liability margin	0.97	0.55	2.76	(0.29)	0.91	1.01	1.01

Customer generated margin	1.11	0.42	2.91	8.39	1.12	0.99	1.62
Non-customer generated margin	0.21	0.35	0.48	(0.20)	0.12	0.07	0.17

Net interest margin	1.32	0.77	3.39	8.19	1.24	1.06	1.79

Average customer assets (£m)	137,290	36,533	23,151	37,208	66,612	23,292	324,086
Average customer liabilities (£m)	134,207	13,490	15,751	4,752	100,612	62,181	330,993

Quarter Ended 31.12.13
Customer asset margin	1.27	0.43	3.16	9.19	1.34	0.98	2.20
Customer liability margin	0.92	0.38	2.64	(0.27)	0.88	0.97	0.97

Customer generated margin	1.10	0.42	2.95	8.17	1.06	0.97	1.58
Non-customer generated margin	0.22	0.35	0.30	(0.10)	0.07	0.05	0.16

Net interest margin	1.32	0.77	3.25	8.07	1.13	1.02	1.74

Average customer assets (£m)	136,100	37,884	24,854	36,640	66,098	22,765	324,341
Average customer liabilities (£m)	133,019	13,466	17,014	4,404	98,973	63,114	329,990

Quarter Ended 31.03.13
Customer asset margin	1.10	0.45	2.92	9.49	1.24	0.85	2.12
Customer liability margin	0.96	0.42	2.73	(0.35)	1.02	1.02	1.06

Customer generated margin	1.03	0.44	2.85	8.77	1.11	0.97	1.62
Non-customer generated margin	0.25	0.37	0.18	(0.28)	0.12	0.14	0.17

Net interest margin	1.28	0.81	3.03	8.49	1.23	1.11	1.79

Average customer assets (£m)	130,546	40,494	30,451	35,887	66,741	22,221	326,340
Average customer liabilities (£m)	118,721	14,307	18,925	2,822	93,423	55,642	303,840

Barclays PLC	38

Appendix III – Consolidated Summary Income Statement and Balance Sheet

Consolidated Summary Income Statement

	Three Months Ended	Three Months Ended
Continuing Operations	31.03.14	31.03.13
	£m	£m
Total income net of insurance claims	6,769	7,483
Credit impairment charges and other provisions	(548)	(706)
Net operating income	6,221	6,777

Staff costs	(2,943)	(3,543)
Administration and general expenses	(1,492)	(1,753)
Operating expenses	(4,435)	(5,296)

Profit on disposal of undertakings and share of results of associates and joint ventures	26	54
Profit before tax	1,812	1,535
Tax	(597)	(491)
Profit after tax	1,215	1,044

Attributable to:
Ordinary equity holders of the parent	965	839
Other equity holders	49	-
Total equity holders	1,014	839
Non-controlling interests	201	205
Profit after tax	1,215	1,044

Earnings per Share from Continuing Operations
Basic earnings per ordinary share[1]	5.9p	6.3p

1	Basic earnings per share is based on profit attributable to ordinary equity holders of the parent and the weighted average number of shares excluding treasury shares, and shares held in employee benefit trusts or held for trading. The total basic weighted average number of shares in issue used in the calculation for the three months to 31 March 2014 was 16,246m shares. The total number of ordinary shares in issue at 31 March 2014 was 16,390m ordinary shares.

Barclays PLC	39

Appendix III – Consolidated Summary Income Statement and Balance Sheet

Consolidated Summary Balance Sheet1

	As at	As at
Assets	31.03.14	31.12.13
	£m	£m
Cash, balances at central banks and items in the course of collection	56,620	46,969
Trading portfolio assets	134,329	133,069
Financial assets designated at fair value	38,868	38,968
Derivative financial instruments	333,413	355,313
Available for sale financial investments	83,244	91,756
Loans and advances to banks	44,198	39,424
Loans and advances to customers	462,017	431,553
Reverse repurchase agreements and other similar secured lending	187,046	186,779
Goodwill and intangible assets	7,752	7,685
Other assets	14,461	14,442
Total assets	1,361,948	1,345,958

Liabilities
Deposits and items in the course of collection due to banks	62,345	57,005
Customer accounts	457,400	429,189
Repurchase agreements and other similar secured borrowing	196,072	196,748
Trading portfolio liabilities	58,031	53,464
Financial liabilities designated at fair value	64,310	64,796
Derivative financial instruments	329,529	352,226
Debt securities in issue	89,540	86,693
Subordinated liabilities	20,760	21,695
Other liabilities	19,076	20,193
Total liabilities	1,297,063	1,282,009

Equity
Called up share capital and share premium	20,592	19,887
Other reserves	424	249
Retained earnings	33,314	33,186
Shareholders’ equity attributable to ordinary shareholders of the parent	54,330	53,322
Other equity instruments	2,063	2,063
Total equity excluding non-controlling interests	56,393	55,385
Non-controlling interests	8,492	8,564
Total equity	64,885	63,949

Total liabilities and equity	1,361,948	1,345,958

1	2013 amounts have been revised to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation. Total assets increased £33.7bn with increases of £31.0bn for Derivative financial assets, £1.6bn for Loans and advances to banks and £1.1bn to Loans and advances to customers. A corresponding increase of £33.7bn was noted in Total liabilities with increases of £31.6bn for Derivative financial liabilities, £0.8bn for Deposits and £1.3bn for Customer accounts.

Barclays PLC	40

Appendix IV – Net Tangible Asset Value per Share

Net Tangible Asset Value Per Share

	31.03.14	31.12.13	Variance
	£m	£m	£m
Share capital and share premium	20,592	19,887	705
Available for sale reserve	372	148	224
Cash flow hedging reserve	557	273	284
Currency translation reserve	(1,428)	(1,142)	(286)
Other reserves and treasury shares	923	970	(47)
Retained earnings	33,314	33,186	128
Shareholders’ equity attributable to ordinary shareholders of the parent	54,330	53,322	1,008
Goodwill and intangible assets	7,752	7,685	67
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	46,578	45,637	941

	m	m	m
Total number of shares in issue	16,390	16,113	277

	p	p	p
Net asset value per share	331	331	-
Net tangible asset value per share	284	283	1

Net asset value per share of 331p and net tangible asset value per share of 284p were stable as an increase in equity was offset by an increase in shares issued.

The £1.0bn increase in tangible shareholders’ equity attributable to ordinary shareholders to £46.6bn was due to:

—	Share capital and share premium increased £0.7bn due to the issuance of shares under employee share schemes

—

The available for sale reserve increased by £0.2bn largely due to gains of £1.2bn from changes in the fair value of government bonds offset by £0.9bn of losses on the related fair value hedging instruments

—	The cash flow hedging reserve increased £0.3bn reflecting increases in the fair value of interest rate swaps held for hedging purposes

—	The currency translation reserve reduced by £0.3bn largely due to the strengthening of GBP against USD, EUR, and ZAR

—	Retained earnings increased by £0.1bn principally due to profits during the quarter of £1.0bn offset by dividends paid of £0.6bn

Barclays PLC	41

Appendix V – Capital

CRD IV Capital

The new capital requirements regulation and capital requirements directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014. This makes the PRA transitional capital ratios the legally binding capital metrics for Barclays going forward. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

Capital Ratios	As at 31.03.14	As at 31.12.13
Fully Loaded Common Equity Tier 1	9.6%	9.3%
PRA Transitional Common Equity Tier 1[1]	9.6%	9.2%
PRA Transitional Tier 1	11.9%	11.5%
PRA Transitional Total Capital	15.4%	15.3%

Capital Resources	£m	£m
Shareholders’ equity (excluding non controlling interests) per the balance sheet	56,393	55,385
- Less: Other equity instruments (recognised as AT1 capital)	(2,063)	(2,063)
Adjustment to retained earnings for foreseeable dividends	(411)	(640)

Minority interests (amount allowed in consolidated CET1)	1,178	1,238

Other regulatory adjustments and deductions:
Additional value adjustments	(2,550)	(2,479)
Goodwill and intangible assets[2]	(7,692)	(7,618)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,123)	(1,045)
Fair value reserves related to gains or losses on cash flow hedges[2]	(555)	(270)
Negative amounts resulting from the calculation of expected loss amounts	(2,070)	(2,106)
Gains or losses on liabilities at fair value resulting from own credit[2]	512	600
Other regulatory adjustments	(170)	(119)
Direct and indirect holdings by an institution of own CET1 instruments	(37)	(496)
Fully loaded Common Equity Tier 1 capital	41,412	40,387
Regulatory adjustments relating to unrealised gains[2]	(395)	(180)
PRA Transitional Common Equity Tier 1 capital	41,017	40,207

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	2,063	2,063
Qualifying AT1 capital (including minority interests) issued by subsidiaries	9,752	9,726
Less instruments issued by subsidiaries subject to phase out	(1,847)	(1,849)
Other regulatory adjustments and deductions	(15)	-
Transitional Additional Tier 1 capital	9,953	9,940
PRA Transitional Tier 1 capital	50,970	50,147

Tier 2 (T2) capital
Qualifying T2 capital (including minority interests) issued by subsidiaries	15,780	16,834
Less instruments issued by subsidiaries subject to phase out	(440)	(522)
Other regulatory adjustments and deductions	(4)	(12)
PRA Transitional Total regulatory capital	66,306	66,447

—

As at 31 March 2014, Barclays’ fully loaded Tier 1 capital was £43,741m, and the fully loaded Tier 1 ratio was 10.2%. Fully loaded total regulatory capital was £62,217m and the fully loaded total capital ratio was 14.5%. The fully-loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV

—

The PRA transitional total capital is based on guidance provided in the December 2013 publication of PS 7/13[3], reflecting the minimum Capital Requirements Regulation (CRR) transitional path for the grandfathering of existing capital instruments within certain limits

1	The transitional CET1 ratio according to the FSA October 2012 transitional statement would be 11.7%. This is calculated as transitional CET1 capital as adjusted for the transitional relief (£50.2bn), divided by CRD IV RWAs. The following transitional relief items are added back to transitional CET1 capital: Goodwill and Intangibles (£6.2bn), Deferred tax asset (£0.9bn), Debit valuation adjustment (£0.1bn), Expected losses over impairment (£1.7bn) and Excess minority interest (£0.3bn).
2	The capital impacts of these items are net of tax.
3	PS 7/13 refers to PRA policy statement PS7/13 on strengthening capital standards published in December 2013.

Barclays PLC	42

Appendix V – Capital

Movement in fully loaded Common Equity Tier 1 (CET1) Capital	Three Months Ended 31.03.14 £m
Opening Common Equity Tier 1 capital	40,387

Profit for the period	1,014
Movement in own credit[1]	(88)
Movements in dividends	(373)
Retained regulatory capital generated from earnings	553

Movement in reserves - net impact of share awards	208
Movement in available for sale reserves	224
Movement in currency translation reserves	(286)
Movement in retirement benefits	173
Other reserves movements	(9)
Movement in other qualifying reserves	310

Movement in regulatory adjustments and deductions:
Minority interests	(60)
Additional value adjustments	(71)
Goodwill and intangible assets[1]	(74)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(78)
Negative amounts resulting from the calculation of expected loss amounts	36
Direct and indirect holdings by an institution of own CET1 instruments	459
Other regulatory adjustments	(51)
Closing Common Equity Tier 1 capital	41,412

—	The fully loaded Common Equity Tier 1 ratio increased to 9.6% (2013: 9.3%) reflecting an increase in Common Equity Tier 1 capital of £1.0bn to £41.4bn

—

Barclays generated £1.0bn capital from profits in the period. After adjusting for own credit and regulatory foreseeable dividends, retained regulatory capital generated from earnings increased Common Equity Tier 1 capital by £0.6bn. Other material movements in Common Equity Tier 1 were:

-	£0.5bn decrease in the deduction for holdings of own Common Equity Tier 1 instruments following further management actions

-	£0.3bn reduction due to currency movements, primarily due to strengthening of GBP against EUR, USD and ZAR

-	£0.2bn increase due to gains in the available for sale reserve

-	£0.2bn increase in the pension reserve following actuarial remeasurements on the UK Retirement Fund. The movement was largely driven by a reduction in the UK inflation rate

—

Transitional total capital decreased by £0.1bn to £66.3bn on a transitional basis due to the increase in fully loaded CET1 largely being offset by the removal of gains in the available for sale reserves in CET1 and a Tier 2 redemption of dated subordinated liabilities

1	The capital impacts of these items are net of tax.

Barclays PLC	43

Appendix V – Capital

Movement in CRD IV RWAs	Credit Risk £bn	Counterparty Credit Risk £bn	Market Risk £bn	Operational Risk £bn	Total RWAs £bn
As at 1 January 2014	253.1	59.1	69.1	54.3	435.6
Book size	4.9	(9.2)	1.3	-	(3.0)
Acquisition and disposals	(1.1)	-	-	-	(1.1)
Book quality	(2.0)	(0.8)	1.2	-	(1.6)
Model updates	6.1	3.5	(0.2)	2.4	11.8
Methodology and policy	(9.1)	0.8	(3.1)	-	(11.4)
Foreign exchange movements	(0.7)	-	-	-	(0.7)
Other	(2.5)	2.3	-	-	(0.2)
As at 31 March 2014	248.7	55.7	68.3	56.7	429.4

RWAs decreased by £6.2bn to £429.4bn, driven by:

—	Book size decreased RWAs by £3.0bn, primarily driven by risk reductions in the trading book, offset by balance sheet growth in UK RBB and Corporate Banking

—	Acquisitions and disposals decreased RWAs by £1.1bn, primarily driven by Exit Quadrant assets

—	Book quality improved, resulting in a RWA reduction of £1.6bn, primarily driven by a change in risk profile within the Investment Bank

—

Model updates increased RWAs by £11.8bn, driven by a revision of probability of default metrics for wholesale portfolios, including certain Exit Quadrant assets, and the annual operational risk refresh

—	Methodology and policy changes decreased RWAs by £11.4bn, primarily driven by changes to the treatment of high quality liquidity assets and refinements in approach relating to the trading book

—	Foreign exchange movements decreased RWAs by £0.7bn, primarily driven by the appreciation of GBP against EUR, USD and ZAR

Leverage ratio requirements

—

CRD IV introduces a non-risk based leverage ratio that is intended to act as a supplementary back stop to risk based capital measures. Under CRD IV, banks are required to report their leverage ratio for supervisory review purposes from 2014 and, from 2015, to publish their leverage ratios in Pillar 3 disclosures, with the expectation that a binding Pillar I requirement will be introduced across the EU from 2018

—

Barclays has disclosed an estimated leverage ratio based on current understanding of the requirements and guidance of CRD IV as currently published which is subject to further change as the rules are finalised and fully implemented

—

The PRA has communicated its expectation that Barclays meets a 3% estimated PRA adjusted leverage ratio by June 2014. As at 31 March 2014, Barclays exceeded the PRA’s expected leverage ratio and expects to maintain this going forward

Barclays PLC	44

Appendix VI – Leverage

Estimated CRD IV Leverage	IFRS Balance Sheet As at 31.03.14	Leverage Exposure As at 31.03.14	Leverage Exposure As at 31.12.13[1]
Leverage Exposure	£bn	£bn	£bn

Derivatives
IFRS derivative financial instruments	333	333	355
Additional netting adjustments for derivatives		(264)	(285)
Potential Future Exposure on derivatives		213	256
Total derivatives		282	326

Securities Financing Transactions (SFTs)
Reverse repurchase agreements and other similar secured lending	187	187	187
Remove IFRS reverse repurchase agreements and other similar secured lending		(187)	(187)
Add leverage exposure measures for SFTs		72	92
Total Securities Financing Transactions		72	92

Other assets and adjustments
Loans and advances and other assets	842	842	804
Undrawn commitments		176	179
Regulatory deductions and other adjustments		(30)	(22)
Total other assets and adjustments		988	961

Total exposure	1,362	1,342	1,379
PRA adjustment to CRD IV leverage exposure		(16)	(14)
PRA adjusted leverage exposure		1,326	1,365

		Leverage Ratio As at 31.03.14	Leverage Ratio As at 31.12.13

CET1 capital		41.4	40.4
Additional Tier 1 capital		2.3	2.3
Tier 1 capital		43.7	42.7
PRA deductions to CET1 capital		(2.2)	(2.2)
PRA adjusted Tier 1 capital		41.5	40.5

Fully loaded CRD IV leverage ratio		3.3%	3.1%
PRA leverage ratio		3.1%	3.0%

—	The estimated PRA leverage exposure decreased £39bn to £1,326bn, primarily driven by:

–	£17bn reduction in derivative PFE as a result of trade compression and tear ups

–	£20bn reduction in the leverage exposure measure for SFTs primarily driven by collateral and netting optimisations

–

£26bn reduction in derivative PFE as a result of changes to the basis of calculation, principally relating to sold options and mark-to-market resets, reflecting our latest understanding on the application of the CRR rules

–	Partially offset by a £33bn increase in settlement balances since the year end

—

The leverage exposure calculation reflects Barclays’ current understanding of the regulatory requirements and guidance, and their application in the industry. A number of items, including the changes to the basis of the PFE calculation applied in Q114, have been submitted to the EBA for clarification

1	The balance sheet as at 31 December 2013 has been revised to adopt the offsetting amendments to IAS32, Financial Instruments.

Barclays PLC	45

Appendix VII - Credit Risk

Analysis of Loans and Advances and Impairment
As at 31.03.14	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges[1]	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	139,395	1,314	138,081	2,687	1.9	80	23
Europe RBB	37,028	685	36,343	1,903	5.1	49	54
Africa RBB	19,203	487	18,716	984	5.1	45	95
Barclaycard	37,850	1,934	35,916	2,050	5.4	311	333
Corporate Banking	17	3	14	3	17.6	-	-
Wealth and Investment Management	2,851	18	2,833	43	1.5	-	-
Total retail loans and advances at amortised cost	236,344	4,441	231,903	7,670	3.2	485	83

Investment Bank[2]	179,616	430	179,186	787	0.4	(25)	(6)
Corporate Banking	69,029	1,842	67,187	3,475	5.0	78	46
- UK	53,197	377	52,820	1,152	2.2	36	27
- Europe	6,015	1,346	4,669	2,158	35.9	41	276
- Rest of World	9,817	119	9,698	165	1.7	1	4
Wealth and Investment Management	21,240	188	21,052	752	3.5	17	32
Africa RBB	5,773	215	5,558	523	9.1	14	98
Head Office and Other Operations	1,329	-	1,329	-	-	-	-
Total wholesale loans and advances at amortised cost	276,987	2,675	274,312	5,537	2.0	84	12
Loans and advances at amortised cost	513,331	7,116	506,215	13,207	2.6	569	45

Traded Loans	2,966	n/a	2,966
Loans and advances designated at fair value	18,896	n/a	18,896
Loans and advances held at fair value	21,862	n/a	21,862

Total loans and advances	535,193	7,116	528,077

As at 31.12.13
UK RBB	138,056	1,308	136,748	2,664	1.9	347	25
Europe RBB	38,016	660	37,356	1,801	4.7	287	75
Africa RBB	19,363	491	18,872	1,026	5.3	259	134
Barclaycard	37,468	1,856	35,612	1,992	5.3	1,264	337
Corporate Banking	488	39	449	45	9.2	(5)	(102)
Wealth and Investment Management	2,828	18	2,810	39	1.4	9	32
Total retail loans and advances at amortised cost	236,219	4,372	231,847	7,567	3.2	2,161	91

Investment Bank[2]	147,025	468	146,557	753	0.5	209	14
Corporate Banking	66,246	1,991	64,255	3,694	5.6	517	78
- UK	51,805	369	51,436	1,175	2.3	173	33
- Europe	6,327	1,494	4,833	2,343	37.0	321	507
- Rest of World	8,114	128	7,986	176	2.2	23	28
Wealth and Investment Management	20,995	192	20,803	704	3.4	112	53
Africa RBB	5,875	235	5,640	580	9.9	65	111
Head Office and Other Operations	1,875	-	1,875	-	-	(2)	(11)
Total wholesale loans and advances at amortised cost	242,016	2,886	239,130	5,731	2.4	901	37
Loans and advances at amortised cost	478,235	7,258	470,977	13,298	2.8	3,062	64

Traded Loans	1,647	n/a	1,647
Loans and advances designated at fair value	18,695	n/a	18,695
Loans and advances held at fair value	20,342	n/a	20,342

Total loans and advances	498,577	7,258	491,319

1	Excludes impairment charges on available for sale investments and reverse repurchase agreements.
2	Investment Bank gross loans and advances include cash collateral and settlement balances of £125,916m as at 31 March 2014 and £94,018m as at 31 December 2013. Excluding these balances CRLs as a proportion of gross loans and advances were 1.5% and 1.4% respectively. 2013 amounts in the Investment Bank have been revised to adopt the implementation of IAS 32, Financial Instruments: Presentation. Gross loans and advances at amortised cost have increased by £2,713m with no impact on Credit Risk Loans.

Barclays PLC	46

Appendix VIII – Other Information

Other Information

Results Timetable[1]	Date
Ex-dividend date	14 May 2014
Dividend Record date	16 May 2014
Scrip reference share price set and made available to shareholders[2]	21 May 2014

Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	2 June 2014
Dividend Payment date/first day of dealing in New Shares	23 June 2014
2014 Interim Results Announcement	30 July 2014

For qualifying US and Canadian resident ADR holders, the first interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the first interim dividend on 23 June 2014 to ADR holders on the record at close of business on 16 May 2014.

	Three Months Ended	Three Months Ended	Three Months Ended	% Change	% Change
Exchange Rates[3]	31.03.14	31.12.13	31.03.13	31.12.13[4]	31.03.13[4]
Period end - USD/GBP	1.67	1.65	1.52	1%	10%
Average - USD/GBP	1.66	1.62	1.55	2%	7%
Period end - EUR/GBP	1.21	1.20	1.18	1%	3%
Average - EUR/GBP	1.21	1.19	1.17	2%	3%
Period end - ZAR/GBP	17.54	17.37	13.96	1%	26%
Average - ZAR/GBP	17.97	16.43	13.87	9%	30%

Share Price Data				31.03.14	31.03.13
Barclays PLC (p)				233.40	291.15
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)				149.00	155.00

For further information please contact

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Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.Barclays.com

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0871 384 205545 from the UK or +44 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends.
2

Scrip reference share price being the average of the closing middle market quotations for ordinary shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from Wednesday 14 May 2014 (June 2014 ex-dividend date) to Tuesday 20 May 2014 (inclusive).

3	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.
4	The change is the impact to GBP reported information.
5	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.

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Appendix VIII – Other Information

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a measure of a bank’s financial strength as defined by the Capital Requirements Regulation.

‘Additional Tier 1 (AT1) securities’ Securities that are traded as additional tier 1 (AT1) capital in the context of CRD IV.

‘Adjusted attributable profit’ Adjusted profit, after tax and non-controlling interests’ share, attributable to the shareholders of Barclays’ PLC.

‘Adjusted basic earnings per share’ Basic earnings per share, based on adjusted attributable earnings.

‘Adjusted compensation: net operating income’ Compensation costs as a proportion of adjusted net operating income (adjusted income less credit impairment charges and other provisions).

‘Adjusted cost: income ratio’ Adjusted operating expenses (defined below) compared to adjusted income (defined below).

‘Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit, and gain on disposal of the investment in BlackRock, Inc.

‘Adjusted operating expenses’ Operating expenses adjusted to exclude the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress), the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress), and goodwill impairment.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, impairment of and gain on disposal of the investment in BlackRock, Inc., the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress), the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress) and goodwill impairments.

‘Adjusted return on average risk weighted assets’ Adjusted profit as a proportion of average risk weighted assets.

‘Adjusted return on average shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘Adjusted return on average tangible shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers across Africa.

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Appendix VIII – Other Information

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed accounts’ Arrears Managed accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax, excluding non-controlling interests’ share that is attributable to the shareholders of Barclays’ PLC.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + . )) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international payments business service provider to retail and business customers including credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Scandinavia and South Africa.

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel 3 leverage ratio’ A non-risk based leverage ratio introduced as part of the Basel 3 accord that acts as a supplementary buffer to the risk based capital requirements.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

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Appendix VIII – Other Information

‘BIPRU’ The Prudential sourcebook for Banks Building Societies and Investment Firms maintained by the FCA.

‘Book quality’ In the context of the Funding Risk, Capital section, changes in RWAs caused by factors such as underlying customer behavior or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital section, changes in RWAs driven by business activity, including net originations or repayments.

‘Business Lending’ Business Lending in the retail segment that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Capital Conservation Buffer (CCB)’ Additional Common Tier 1 capital required to be held under Basel III rules to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio and Tier 1 capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Client Assets’ All Client Assets managed or administered by Wealth and Investment Management including Assets under Management (AUM), Custody assets, Assets under Administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial Paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Commercial Mortgages’ In the context of Exit Quadrant assets, securities that represent interests in a group of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

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Appendix VIII – Other Information

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

‘Common Equity Tier 1 (CET 1) ratio’ A measure of the Group’s common equity capital as a percentage of risk-weighted assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation paid to employees over total income net of insurance claims. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Constant Currency Basis’ Excludes the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the holder’s perspective in the event of Barclays PLC Group’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core Tier 1 capital’ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the PRA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate Banking’ A business unit that provides banking services to global clients across Europe, Africa, Asia, and the US, and local clients in the UK and South Africa. These services encompass Debt, Cash and Trade Finance.

‘Corporate derivatives’ In the context of Exit Quadrant assets, derivative exposure relating to Corporate counterparties primarily cross currency and interest rate swaps written in 2010 or earlier.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Counter-Cyclical Capital Buffer (CCCB)’ Regulatory Capital of up to 2.5% of risk weighted assets that is required to be held under Basel III rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Counterparty credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the credit risk disclosures, impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD III’ The Third Capital Requirements Directive. An EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union. CRD IV comes into effect on 1 January 2014.

‘CRD IV leverage exposure’ An estimated prudential exposure measure, reported on the basis set out in Article 429 of CRD IV. See Estimated Impact of CRD IV – Leverage (page 62) for a description of the adjustments made to the IFRS balance sheet in arriving at this measure.

‘CRD IV leverage ratio’ The ratio of Tier 1 capital to particular on-and off-balance sheet exposures, calculated in accordance with the methodology set out in CRD IV.

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Appendix VIII – Other Information

‘Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate risk weighted assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents Credit and Securitised Products income.

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; Collateral, Netting and set-off, and Risk Transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Customer asset margin’ Net interest income earned on customer assets (excluding the impact of the product structural hedge relating to those assets), divided by total average customer assets.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer liability margin’ Net interest income earned on customer liabilities (excluding the impact of the product structural hedge relating to those liabilities), divided by total average customer liabilities.

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Appendix VIII – Other Information

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Derivative replacement costs’ The replacement cost of a derivative is usually its fair value determined in accordance with the relevant accounting requirements.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used by Corporate Banking, Wealth and Investment Management to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Edcon (acquisition)’ A portfolio of store card receivables purchased from Edcon, a South African retailer, in 2012.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework, which was introduced in 2013, creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

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Appendix VIII – Other Information

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity options and equity futures, and derivatives based on an index, such as the FTSE 100.

‘Equities and Prime Services’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘Europe Retail and Business Banking (Europe RBB)’ Operating segment that provides retail banking and credit card services in Spain, Italy, Portugal and France.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union. ESMA replaced the Committee of European Securities Regulators (CESR) on 1 January 2011.

‘Excess minority interest’ The proportion of excess capital of a subsidiary that relates to third parties which is deducted from accounting non-controlling interest to give eligible minority interest to be included in own funds.

‘Exit Quadrant’ Businesses identified by the Strategic Review that are unlikely to achieve sustainable returns or are operating in markets of low attractiveness. These businesses have a clear path to exit.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘Financial Collateral Comprehensive Method (FCCM)’ In the context of risk weighted assets, a method for calculating the effects of credit risk mitigation in the form of financial collateral.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Fitch’ A credit rating agency.

‘Fixed Income, Currency and Commodities (FICC)’ Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

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Appendix VIII – Other Information

‘Foreign exchange derivatives’ Derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts, FX swaps and FX options.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation.

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as CRD IV Common Equity Tier 1 capital divided by CRD IV Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the FSA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due or meet regulatory liquidity requirements (Liquidity Risk), or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

‘Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Globally-Systemically Important Institutions (G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified an initial group of 29 globally systemically important banks.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within the Wealth and Investment Management segment that provide banking and other services to high net worth customers.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

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Appendix VIII – Other Information

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘IMM’ / ‘Internal model method’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of an FSA approved internal model.

‘Internal-Ratings Based (IRB)’ An approach under the Basel 2 framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘AIRB): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Bank’ The investment bank operations comprising Fixed Income and Commodities (FICC), Equities and Prime Services, Investment Banking, and Principal Investments.

‘Investment Banking’ Fee generating businesses encompassing Advisory, Debt and Equity Origination.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio, including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio (LCR) high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

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Appendix VIII – Other Information

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel 3 rules require this ratio to be at least 100% and it is expected to apply from 2015.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC), incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, Currency and Commodities income.

‘Management DVaR’ For internal market risk management purposes, the investment bank uses a Daily Value at Risk (DVaR) with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Material holdings’ In the context of Capital Resources, a deduction from Tier 1 capital and Tier 2 capital representing a regulated entity’s investment in either (i) the capital of a credit or a financial institution that exceeds either 10% of the share capital of that credit or financial institution or 10% of the total capital of the regulated entity itself or (ii) an insurance entity where the regulated entity owns more than 20% of the capital in the insurance entity or exercises significant influence.

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Appendix VIII – Other Information

‘Methodology and policy’ In the context of the Funding Risk, Capital section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Model updates’ In the context of the Funding Risk, Capital section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the PRA (BIPRU).

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific Required Stable Funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-customer generated margin’ / ‘Non-customer margin’ Non-customer interest income (mainly the impact of the product structural hedge and the equity structural hedge) as a percentage of the sum of average customer assets and liabilities.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

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Appendix VIII – Other Information

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA / PRA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from these risks.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Pillar 3’ The Basel II framework is made up of three pillars. Pillar 3 covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA Leverage Ratio’ A non risk-based ratio introduced by the PRA in June 2013 calculated as fully loaded CET1 capital after PRA Adjustments together with CRD IV qualifying Tier 1 and divided by a PRA adjusted CRD IV leverage exposure.

‘Pre CRD IV Rates’ Derivatives entered into in the regulatory environment period prior to CRD IV included in the Exit Quadrant.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

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Appendix VIII – Other Information

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK from 1 April 2013. The PRA is a subsidiary of the Bank of England.

‘Prudent valuation adjustment’ A calculation which adjusts the accounting values of trading book positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying holdings’ In the context of regulatory capital deductions, refers to the application of the rules on deducting investments in non-financial companies from regulatory capital as defined by chapter 2 in the General Prudential sourcebook.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Repurchase agreement (repo)’ / ‘reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under PRA rules, they qualify as other Tier 1 capital.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Rest of World’ The operations of Corporate Banking in Africa and Asia.

‘Retail and Business Banking (RBB)’ UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard.

‘Retail and Commercial Banking’ UK RBB, Europe RBB, Africa RBB, Barclaycard and Corporate Banking

‘Retail Loans’ Loans to individuals or small and medium enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

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Appendix VIII – Other Information

‘Return on average equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated equity for the period. Average allocated equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, including goodwill and intangible assets.

‘Return on average risk weighted assets’ Statutory profit as a proportion of average risk weighted assets.

‘Return on average shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests.

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity excluding non-controlling interests adjusted by the deduction of intangible assets and goodwill.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Securities Financing Transactions (SFT)’ In the context of risk weighted assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitisation positions’ / ‘Securitisations’ In the context of Capital Resources, a deduction from Core Tier 1 and Qualifying Tier 2 capital in respect of the Group’s exposure to securitisation assets, such as RMBS. A ‘securitisation’ in this context means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched and has the following characteristics: (a) payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and (b) the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

‘Securitised Products’ A business within Investment Banking that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond or derivative) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘South Africa’ The operations of Africa RBB based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

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Appendix VIII – Other Information

‘Special Purpose Entities (SPEs)’ / ‘Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

–	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

–	Derivative transactions to provide investors in the SPE with a specified exposure.

–	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

–	Direct investment in the notes issued by SPEs.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standards & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Tangible equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the E-R-M process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

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Appendix VIII – Other Information

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 2 (T2) capital’ In the context of CRD IV, a measure of a bank’s financial strength, including qualifying subordinated debt and other Tier 2 securities as defined the Capital Requirements Regulation.

‘Total capital ratio’ Total regulatory capital as a percentage of risk weighted assets.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Transform’ Package of measures to realise Barclays goal of becoming the ‘Go- to’ Bank, including delivering returns on equity higher than cost of equity in all of the Group’s businesses, and longer-term action in culture, rewards, control and costs.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK Retail and Business Banking (UK RBB)’ A leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Wealth and Investment Management (WIM)’ Provides a full range of wealth management services to affluent and high net worth clients globally, including banking, credit, investments and advisory services.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

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